

February 24, 2012

<u>Via E-mail</u>
Mr. Irach Taraporewala, Ph.D.
Chief Executive Officer and President
Ohr Pharmaceutical, Inc.
489 5th Avenue, 28th Floor
New York, NY 10017

> **Re: Ohr Pharmaceutical, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed on January 13, 2012 and amended on January 18, 2012 and**
> **February 10, 2012**
> **File No. 333-88480**

Dear Dr. Taraporewala:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief